January 24, 2018

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	LHC Group, Inc.
Form 10-K for the Year Ended December 31, 2016, Filed March 9, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017, Filed November 6, 2017
File No. 001-33989

Dear Mr. Arakawa:

LHC Group, Inc. (the “Company” or “we”) submits this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 1, 2017 (the “Comment Letter”). This letter supplements and updates the letter provided by the Company to the staff dated December 15, 2017 (the “Initial Response”).

Set forth below is supplemental information regarding each of the comments set forth in the Comment Letter. For the convenience of the Staff, the Company has restated such comments and numbered each of the supplemental responses to correspond to the numbers of the comments.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

2 – Summary of Significant Accounting Policies

Noncontrolling Interest, page F-10

Comment 1:

We note you classify noncontrolling interest – nonredeemable in permanent equity and noncontrolling interest – redeemable in temporary equity on the consolidated balance sheets.

Tell us in detail and disclose your accounting policy regarding the initial recognition and measurement, subsequent measurement and classification of your redeemable and nonredeemable noncontrolling interests. In this regard, tell us how you determine portions allocable to your nonredeemable and redeemable noncontrolling interests.

LHC Group, Inc.

File No. 001-33989

January 24, 2018

Page | 2

Supplemental Response 1:

We have reviewed the Staff’s comment and will disclose in future filings our accounting policy regarding the initial recognition and measurement, subsequent measurement, and classification of our redeemable and nonredeemable noncontrolling interests by prospectively revising our disclosure in Note 2 (Summary of Significant Accounting Policies; Noncontrolling Interest) to its Notes to Consolidated Financial Statements filed with our Annual Report on Form 10-K to read substantially as follows (information to be deleted is shown as strikethrough and information to be added shown as underlined):

Noncontrolling Interest

~~The nonredeemable interest held by third parties in subsidiaries owned or controlled by the Company is reported on the consolidated balance sheets as noncontrolling interest as a component of stockholders’ equity. Redeemable interest held by third parties in subsidiaries owned or controlled by the Company is reported on the consolidated balance sheets outside of permanent equity. All noncontrolling interest reported in the consolidated statements of income reflects the respective interests in the income or loss after income taxes of the subsidiaries attributable to the other parties, the effect of which is removed from the net income attributable to the Company.~~

The Company classifies noncontrolling interests of its joint venture parties based upon a review of the legal provisions governing the redemption of such interests. In each of the Company’s joint ventures, those provisions are embodied within the joint venture’s operating agreement. For joint ventures with operating agreement provisions that establish an obligation for the Company to purchase the third party partners’ noncontrolling interests other than as a result of events that lead to a liquidation of the joint venture, such noncontrolling interests are classified as redeemable noncontrolling interests in temporary equity.    For joint ventures with operating agreement provisions that establish an obligation that the Company purchase the third party partners’ noncontrolling interests, but which obligation is triggered by events that lead to a liquidation of the joint venture, such noncontrolling interests are classified as nonredeemable noncontrolling interests in permanent equity. Additionally, for joint ventures with operating agreement provisions that do not establish an obligation for the Company to purchase the third party partners’ noncontrolling interests (e.g., where the Company has the option, but not the obligation, to purchase the third party partners’ noncontrolling interests), such noncontrolling interests are classified as nonredeemable noncontrolling interests in permanent equity.

The Company’s equity joint ventures that are classified as redeemable noncontrolling interests are subject to operating agreement provisions that require the Company to purchase the noncontrolling partner’s interest upon the occurrence of certain

LHC Group, Inc.

File No. 001-33989

January 24, 2018

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triggering events, which are defined as the bankruptcy of the partner or the partner’s exclusion from the Medicare or Medicaid programs. These triggering events and the related repurchase provisions are specific to each redeemable equity joint venture, since the triggering of a repurchase obligation for any one redeemable noncontrolling interest in an equity joint venture does not necessarily impact any of the other redeemable noncontrolling interests in other equity joint ventures. Upon the occurrence of a triggering event requiring the purchase of a redeemable noncontrolling interest, the Company would be required to purchase the noncontrolling partner’s interest based upon a valuation methodology set forth in the applicable joint venture agreement.

Redeemable noncontrolling interests and nonredeemable noncontrolling interests are initially recorded at their fair value as of the closing date of the transaction establishing the joint venture. Such fair values are determined using various accepted valuation methods, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. A number of facts and circumstances concerning the operation of the joint venture are evaluated for each transaction, including (but not limited to) the ability to choose management, control over acquiring or liquidating assets, and controlling the joint venture’s strategy and direction, in order to determine the fair value of the noncontrolling interest.

Subsequent to the closing date of the transaction establishing the joint venture, recorded values for both redeemable and nonredeemable noncontrolling interests are adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the noncontrolling interest, which is calculated by multiplying the noncontrolling interest percentage by the comprehensive income (loss) of the joint venture’s operations during the reporting period, (b) dividends paid to the noncontrolling interest partner during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the joint venture, as a result of which the Company retains its controlling interest. If the Company determines that, based upon its analysis as of the end of each reporting period in accordance with authoritative accounting guidance, that it is not probable that an event would occur to otherwise require the redemption of a redeemable noncontrolling interest (i.e., the date for such event is not set or such event is not certain to occur), then the Company does not adjust the recorded amount of such redeemable noncontrolling interest.

The carrying amount of each redeemable equity instrument presented in temporary equity for the [insert number] months ended [insert date] is not less than the initial amount reported for each instrument. The activity of noncontrolling interest-redeemable for the twelve months ended December 31, [insert year] (amounts in thousands) is summarized in the Company’s Statements of Changes in Equity for the twelve months ended December 31, [insert year].

LHC Group, Inc.

File No. 001-33989

January 24, 2018

Page | 4

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of December 31, [insert year], the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests.

Comment 2:

In note 8 of your Form 10-Q for the quarterly period ended September 30, 2017, you disclose that specific equity joint venture agreements may include a provision requiring the Company to purchase the noncontrolling partner’s interest upon the occurrence of certain defined triggering events. We note that one such triggering event is the death of a partner. In light of the existence of this provision and other provisions that may be deemed as certain to occur, tell us how you determined that none of your noncontrolling interests represented mandatorily redeemable financial instruments as that terms in defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to 25-7 and ASC 480-10-55-3 thru 5 and 64. Please also identify the joint venture agreements that include events and related repurchase provisions that are certain to occur, such as the death of a partner, providing the carrying amounts and redemption amounts payable related to these agreements as of December 31, 2016 and 2015, and September 30, 2017.

Supplemental Response 2:

In our Initial Response, we noted that as of September 30, 2017, only four (4) of the Company’s seventy-nine (79) joint ventures have partners who are individuals. The aggregate carrying amounts of these four (4) joint ventures as of December 31, 2016 were $45,111 and as of September 30, 2017 were $63,840.

In our Initial Response, we agreed in future filings to revise our disclosures for noncontrolling interests to clarify and make more explicit our disclosure around the circumstances in which we have the option, and the circumstances in which we have the obligation, to purchase a partner’s noncontrolling interest upon the occurrence of triggering events characteristically set forth in our joint venture operating agreements. As a result, we intend to prospectively revise our disclosure in Note 8 (Noncontrolling Interest–Redeemable) to our Notes to our Condensed Consolidated Financial Statements filed with our Quarterly Report on Form 10-Q to read substantially as follows (information to be deleted is shown as strikethrough and information to be added shown as underlined):

LHC Group, Inc.

File No. 001-33989

January 24, 2018

Page | 5

Noncontrolling Interest-Redeemable

~~A majority of the Company’s equity joint venture agreements include a provision that requires the Company to purchase the noncontrolling partner’s interest upon the occurrence of certain triggering events, such as death or bankruptcy of the partner or the partner’s exclusion from the Medicare or Medicaid programs. These triggering events and the related repurchase provisions are specific to each individual equity joint venture; if the repurchase provision is triggered in any one equity joint venture, the remaining equity joint ventures would not be impacted. Upon the occurrence of a triggering event, the Company would be required to purchase the noncontrolling partner’s interest at either the fair value or the book value at the time of purchase, as stated in the applicable joint venture agreement. The Company has never been required to purchase the noncontrolling interest of any of its equity joint venture partners, and the Company believes the likelihood of a triggering event occurring is remote. According to authoritative guidance, redeemable noncontrolling interests must be reported outside of permanent equity on the consolidated balance sheet in instances where there is a repurchase provision with a triggering event that is outside the control of the Company.~~

The Company classifies noncontrolling interests of its joint venture parties based upon a review of the legal provisions governing the redemption of such interests. In each of the Company’s joint ventures, those provisions are embodied within the joint venture’s operating agreement. For joint ventures with operating agreement provisions that establish an obligation for the Company to purchase the third party partners’ noncontrolling interests other than as a result of events that lead to a liquidation of the joint venture, such noncontrolling interests are classified as redeemable noncontrolling interests in temporary equity.    For joint ventures with operating agreement provisions that establish an obligation that the Company purchase the third party partners’ noncontrolling interests, but which obligation is triggered by events that lead to a liquidation of the joint venture, such noncontrolling interests are classified as nonredeemable noncontrolling interests in permanent equity. Additionally, for joint ventures with operating agreement provisions that do not establish an obligation for the Company to purchase the third party partners’ noncontrolling interests (e.g., where the Company has the option, but not the obligation, to purchase the third party partners’ noncontrolling interests), such noncontrolling interests are classified as nonredeemable noncontrolling interests in permanent equity.

The Company’s equity joint ventures that are classified as redeemable noncontrolling interests are subject to operating agreement provisions that require the Company to purchase the noncontrolling partner’s interest upon the occurrence of certain triggering events, which are defined as the bankruptcy of the partner or the partner’s exclusion from the Medicare or Medicaid programs. These triggering events and the related repurchase provisions are specific to each redeemable equity joint venture, since

LHC Group, Inc.

File No. 001-33989

January 24, 2018

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the triggering of a repurchase obligation for any one redeemable noncontrolling interest in an equity joint venture does not necessarily impact any of the other redeemable noncontrolling interests in other equity joint ventures. Upon the occurrence of a triggering event requiring the purchase of a redeemable noncontrolling interest, the Company would be required to purchase the noncontrolling partner’s interest based upon a valuation methodology set forth in the applicable joint venture agreement.

Redeemable noncontrolling interests and nonredeemable noncontrolling interests are initially recorded at their fair value as of the closing date of the transaction establishing the joint venture. Such fair values are determined using various accepted valuation methods, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. A number of facts and circumstances concerning the operation of the joint venture are evaluated for each transaction, including (but not limited to) the ability to choose management, control over acquiring or liquidating assets, and controlling the joint venture’s strategy and direction, in order to determine the fair value of the noncontrolling interest.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of December 31, [insert year], the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests.

Subsequent to the closing date of the transaction establishing the joint venture, the Company records adjustments to the carrying amounts of noncontrolling interests during each reporting period to reflect (a) comprehensive income (loss) attributed to each noncontrolling interest, which is calculated by multiplying the noncontrolling interest percentage by the comprehensive income (loss) of the joint venture’s operations, (b) dividends paid to the noncontrolling interest partner, and (c) any other transactions that increase or decrease the Company’s ownership interest in each joint venture, as a result of which the Company retains its controlling interest. If the Company determines that, based upon its analysis as of the end of each reporting period in accordance with authoritative accounting guidance, that it is not probable that an event would occur to otherwise require the redemption of a redeemable noncontrolling interest (i.e., the date for such event is not set or such event is not certain to occur), then the Company does not adjust the recorded amount of such redeemable noncontrolling interest.

LHC Group, Inc.

File No. 001-33989

January 24, 2018

Page | 7

The carrying amount of each redeemable equity instrument presented in temporary equity for the [insert number] months ended [insert date] is not less than the initial amount reported for each instrument. The following table summarizes the activity of noncontrolling interest-redeemable for the [insert number] months ended [insert date] (amounts in thousands):

Balance as of December 31, [insert year]
Net income attributable to noncontrolling interest-redeemable
Noncontrolling interest-redeemable distributions
Sale of noncontrolling interest-redeemable

Balance as of [insert date]

Comment 3:

Please tell us and disclose in detail how your accounting policy for subsequent measurement of noncontrolling interest – redeemable complies with ASC 480-10-S99-3A, including paragraphs 13 through 15, and paragraphs 16 (c) and 16(e). Please address your accounting for noncontrolling interests classified in temporary equity that are not currently redeemable and those that are currently redeemable.

Supplemental Response 3:

In our Initial Response, we agreed in future filings to revise our disclosure of noncontrolling interests to clarify the Company’s accounting for adjustments to the carrying values of its noncontrolling interests and to describe its application of authoritative guidance. Such updated disclosure shall be substantially as set forth in Supplemental Responses 1 and 2 above.

Comment 4:

Please tell us how your accounting policy and disclosures comply with the requirements of ASC 480-10-S99 paragraph 24, 480-10-50 and 805-20-50-1(e) in your annual and quarterly reports, as applicable. Revise your disclosures as appropriate.

Supplemental Response 4:

In our Initial Response, we agreed in future filings to add disclosure to clarify the valuation techniques and significant inputs used to measure the fair value of noncontrolling interests in joint ventures. Such updated disclosure shall be substantially as set forth in our Supplemental Responses 1 and above.

LHC Group, Inc.

File No. 001-33989

January 24, 2018

Page | 8

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements

8. Noncontrolling Interest,

Noncontrolling Interest-Redeemable, page 17

Comment 5:

We note your disclosure that the majority of the equity joint venture agreements include certain triggering event provisions. For the acquisitions that occurred in 2017 as disclosed in note 3, please explain how you determined that all of the noncontrolling interests are nonredeemable and require classification in permanent equity. In addition, tell us the basis for your conclusion that the likelihood of the triggering event occurring is remote.

Supplemental Response 5:

For each joint venture formed in 2017, as set forth in the Company’s disclosure in Note 3 (Acquisitions and Joint Ventures) to its Notes to its Condensed Consolidated Financial Statements filed with its Quarterly Report on Form 10-Q, the Company negotiated separate operating agreements to govern each joint venture. The operating agreements specify the withdrawal/redemption rights for the Company and other partners. In two of the joint ventures formed in 2017, the provisions set forth an obligation for the Company to purchase the noncontrolling interest of the third party partner that relate solely to events that would lead to a liquidation event that would involve the termination of the joint venture and the liquidation of all of the entity’s equity instruments for cash or other assets. In one of the joint ventures formed in 2017, the provision sets forth an option to purchase the noncontrolling interest. Based upon these factors, the Company determined that the noncontrolling interests associated with all joint ventures formed in 2017 are to be classified as nonredeemable noncontrolling interests. Prospectively, the Company’s disclosure in Note 3 (Acquisitions and Joint Ventures) to its Notes to its Condensed Consolidated Financial Statements filed with its Quarterly Report on Form 10-Q shall be revised to include an analysis substantially as set forth in this paragraph in respect of the joint ventures described in Note 3.

In our Initial Response, we agreed in future filings to revise our disclosures for noncontrolling interests to clarify and make more explicit our disclosure around the circumstances in which we have the option, and the circumstances in which we have the obligation, to purchase a partner’s noncontrolling interest upon the occurrence of triggering events characteristically set forth in our joint venture operating agreements. Such updated disclosure shall be substantially as set forth in our Supplemental Response 2 above.

LHC Group, Inc.

File No. 001-33989

January 24, 2018

Page | 9

We thank you in advance for your consideration of the foregoing supplemental responses and information. We hope that this information together with the Initial Response provides a complete response to the Comment Letter and we look forward to enhancing the quality of our future periodic filings based upon the comments you have provided. Please feel free to call me at 337-233-1307 if you have any questions regarding this response.

Sincerely,

/s/ Joshua L. Proffitt

Joshua L. Proffitt

Executive Vice President, Chief Financial Officer

LHC Group, Inc.

cc:	Keith Myers, Chief Executive Officer Brent Turner, Chairman, Audit Committee Travis Hunter, Partner, KPMG LLP